Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Dec 31,		Growth (%)	Sep 30, 2014	Growth % Q3 15 over Q2 15
	2014	2013			
Revenues	**13,796**	**13,026**	**5.9**	**13,342**	**3.4**
Cost of sales	8,462	8,321	1.7	8,201	3.2
Gross Profit	**5,334**	**4,705**	**13.4**	**5,141**	**3.8**
Operating Expenses:					
Selling and marketing expenses	770	644	19.6	769	0.1
Administrative expenses	875	802	9.1	889	(1.6)
Total Operating Expenses	**1,645**	**1,446**	**13.8**	**1,658**	**(0.8)**
Operating Profit	**3,689**	**3,259**	**13.2**	**3,483**	**5.9**
Other Income, net	840	731	14.9	877	(4.2)
Profit before income taxes	**4,529**	**3,990**	**13.5**	**4,360**	**3.9**
Income tax expense	1,279	1,115	14.7	1,264	1.2
Net Profit	**3,250**	**2,875**	**13.0**	**3,096**	**5.0**
Earnings per equity share					
Basic (₹)	**28.44**	**25.16**	**13.0**	**27.09**	**5.0**
Diluted (₹)	**28.44**	**25.16**	**13.0**	**27.09**	**5.0**

Statement of Comprehensive Income for nine months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Dec 31,		Growth (%)
	2014	2013	
Revenues	**39,908**	**37,258**	**7.1**
Cost of sales	24,709	24,024	2.9
Gross Profit	**15,199**	**13,234**	**14.8**
Operating Expenses:			
Selling and marketing expenses	2,205	1,985	11.1
Administrative expenses	2,611	2,489	4.9
Total Operating Expenses	**4,816**	**4,474**	**7.6**
Operating Profit	**10,383**	**8,760**	**18.5**
Other Income, net	2,546	1,818	40.0
Profit before income taxes	**12,929**	**10,578**	**22.2**
Income tax expense	3,697	2,922	26.5
Net Profit	**9,232**	**7,656**	**20.6**
Earnings per equity share			
Basic (₹)	**80.79**	**66.99**	**20.6**
Diluted (₹)	**80.79**	**66.99**	**20.6**

Statement of Comprehensive Income for three months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Dec 31, 2014	Dec 31, 2013	Growth (%)	Sep 30, 2014	Growth % Q3 15 over Q2 15
Revenues	**2,218**	**2,100**	**5.6**	**2,201**	**0.8**
Cost of sales	1,360	1,341	1.4	1,353	0.5
Gross Profit	**858**	**759**	**13.0**	**848**	**1.2**
Operating Expenses:					
Selling and marketing expenses	124	104	19.2	127	(2.4)
Administrative expenses	142	129	10.1	146	(2.7)
Total Operating Expenses	**266**	**233**	**14.2**	**273**	**(2.6)**
Operating Profit	**592**	**526**	**12.5**	**575**	**3.0**
Other Income, net	136	117	16.2	144	(5.6)
Profit before income taxes	**728**	**643**	**13.2**	**719**	**1.3**
Income tax expense	206	180	14.4	208	(1.0)
Net Profit	**522**	**463**	**12.7**	**511**	**2.2**
Earnings per equity share					
Basic ($)	**0.46**	**0.41**	**12.7**	**0.45**	**2.2**
Diluted ($)	**0.46**	**0.41**	**12.7**	**0.45**	**2.2**

Statement of Comprehensive Income for nine months ended,

(As per IFRS) *In US $ million, except share data*

Particulars	Dec 31, 2014	Dec 31, 2013	Growth (%)
Revenues	**6,552**	**6,157**	**6.4**
Cost of sales	4,057	3,974	2.1
Gross Profit	**2,495**	**2,183**	**14.3**
Operating Expenses:			
Selling and marketing expenses	362	327	10.7
Administrative expenses	430	411	4.6
Total Operating Expenses	**792**	**738**	**7.3**
Operating Profit	**1,703**	**1,445**	**17.9**
Other Income, net	419	301	39.2
Profit before income taxes	**2,122**	**1,746**	**21.5**
Income tax expense	607	482	25.9
Net Profit	**1,515**	**1,264**	**19.9**
Earnings per equity share			
Basic ($)	**1.33**	**1.11**	**19.9**
Diluted ($)	**1.33**	**1.11**	**19.9**

Revenues by Geographical Segment

(in %)

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
North America	61.6	60.8	60.0	60.8	60.8
Europe	24.0	24.7	24.9	24.6	24.4
India	2.5	2.2	2.6	2.4	2.5
Rest of the world	11.9	12.3	12.5	12.2	12.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Business IT Services	**62.8**	**63.0**	**61.3**	**62.8**	**61.3**
Application Development	*14.9*	*16.1*	*15.9*	*15.6*	15.7
Application Maintenance	*19.5*	*18.9*	*19.2*	*19.1*	19.4
Infrastructure Management Services	*8.2*	*7.9*	*6.9*	*7.8*	7.1
Testing Services	*9.1*	*9.4*	*8.7*	*9.3*	8.5
Product Engineering Services	*3.4*	*3.4*	*3.2*	*3.4*	3.2
Business Process Management	*5.4*	*5.1*	*5.3*	*5.3*	5.2
Others	*2.3*	*2.2*	*2.1*	*2.3*	2.2
Consulting, Package Implementation & Others	**32.6**	**32.4**	**33.4**	**32.4**	**33.3**
Products, Platforms and Solutions	**4.6**	**4.6**	**5.3**	**4.8**	**5.4**
Products	*2.9*	*2.9*	*3.8*	*3.1*	3.8
BPM Platform	*1.1*	*1.2*	*1.1*	*1.2*	1.2
Others	*0.6*	*0.5*	*0.4*	*0.5*	0.4
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Fixed Price	42.9	41.4	41.0	41.5	40.4
Time & Materials	57.1	58.6	59.0	58.5	59.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Industry

(in %)

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Banking & Financial Services, Insurance	**33.1**	**32.8**	**33.5**	**33.2**	**33.7**
Banking & financial services	*26.8*	*26.8*	*27.2*	*27.1*	*27.2*
Insurance	*6.3*	*6.0*	*6.3*	*6.1*	*6.5*
Manufacturing	**23.4**	**23.3**	**22.8**	**23.2**	**22.7**
Retail & Life Sciences	**23.5**	**23.4**	**24.6**	**23.7**	**24.3**
Retail & CPG	*14.9*	*15.3*	*16.0*	*15.4*	*15.7*
Transport & Logistics	*1.5*	*1.5*	*1.6*	*1.6*	*1.7*
Life Sciences	*5.1*	*4.7*	*5.0*	*4.8*	*4.8*
Healthcare	*2.0*	*1.9*	*2.0*	*1.9*	*2.1*
Energy, Utilities, Communications & Services	**20.0**	**20.5**	**19.1**	**19.9**	**19.3**
Energy & Utilities	*4.9*	*5.5*	*5.2*	*5.2*	*5.1*
Telecom	*8.7*	*8.9*	*7.9*	*8.7*	*8.5*
Others	*6.4*	*6.1*	*6.0*	*6.0*	*5.7*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Number of Clients					
Active	932	912	888	890	798
Added during the period (gross)	59	49	54	238	235
Number of million dollar clients*					
1 Million dollar +	532	526	495	501	448
5 Million dollar +	240	237	226	232	213
10 Million dollar +	154	150	148	148	137
25 Million dollar +	83	83	77	78	69
50 Million dollar +	46	43	41	42	40
75 Million dollar +	29	27	25	24	23
100 Million dollar +	14	13	15	13	12
200 Million dollar +	4	3	4	3	3
300 Million dollar +	-	–	1	1	–
Client contribution to revenues					
Top client	3.2%	3.4%	3.7%	3.8%	3.8%
Top 5 clients	13.3%	13.6%	14.1%	14.4%	15.2%
Top 10 clients	22.4%	22.9%	23.5%	23.8%	24.6%
Repeat business	97.4%	98.1%	97.3%	97.7%	97.8%
Account receivables-LTM(in days)#	61	63	65	62	64

**LTM (Last twelve months) Revenues*

 # excluding Lodestone

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Effort					
Onsite	28.5	28.7	29.9	28.9	31.1
Offshore	71.5	71.3	70.1	71.1	68.9
Revenues					
Onsite	54.8	54.6	55.1	54.7	56.4
Offshore	45.2	45.4	44.9	45.3	43.6
Utilization					
Including trainees	75.7	75.2	72.5	74.7	71.2
Excluding trainees	82.7	82.3	76.9	80.5	75.0

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
Billed – Onsite	83,943	80,965	79,375	323,302	320,249
– Offshore	210,273	201,333	185,744	793,467	708,760
TOTAL	**294,216**	**282,298**	**265,119**	**1,116,769**	**1,029,009**
Non Billable	61,564	60,742	79,618	271,117	342,705
Trainee	32,902	32,152	21,157	107,854	73,672
Sales & Support	23,115	22,770	22,724	90,512	93,184
TOTAL	**411,797**	**397,962**	**388,618**	**1,586,252**	**1,538,570**

Consolidated IT Services

	Quarter ended						LTM			
	Dec 31, 2014	Sequential growth %	Sep 30, 2014	Sequential growth %	Dec 31, 2013	Sequential growth %	Dec 31, 2014	Year on Year growth %	Dec 31, 2013	Year on Year growth %
Effort - (Person months)										
Onsite	83,943	3.7	80,965	1.1	79,375	(3.4)	323,302	1.0	320,249	14.8
Offshore	210,273	4.4	201,333	3.8	185,744	2.6	793,467	12.0	708,760	9.5
Total	**294,216**	**4.2**	**282,298**	**3.0**	**265,119**	**0.7**	**1,116,769**	**8.5**	**1,029,009**	**11.1**
Revenues – ($ million)										
Onsite	1,101.80	1.1	1,089.94	3.8	1,039.88	(1.3)	4,270.56	4.1	4,104.25	15.9
Offshore	907.82	0.2	906.34	3.4	846.15	4.8	3,540.72	11.7	3,169.30	7.7
Total	**2,009.62**	**0.7**	**1,996.28**	**3.6**	**1,886.03**	**1.4**	**7,811.28**	**7.4**	**7,273.55**	**12.2**

Revenue per FTE

(In US $)

	Quarter ended			Year Ended
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Mar 31, 2014
Revenue per FTE - Consolidated	52,701	52,365	51,555	52,029
Revenue per FTE - IT Services	60,148	59,645	58,330	58,920

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Total employees	1,69,638	1,65,411	1,58,404	1,60,405	1,56,688
S/W professionals	1,59,772	1,55,745	1,48,740	1,51,059	1,47,008
Billable	1,47,125	1,40,219	135,869	1,37,391	1,35,392
Banking product group	5,345	5,367	6,977	6,254	7,249
Trainees	7,302	10,159	5,894	7,414	4,367
Sales & Support	9,866	9,666	9,664	9,346	9,680
Gross addition	13,154	14,255	6,682	39,985	37,036
Of which lateral addition	6,094	4,774	3,333	12,247	16,781
Attrition	8,927	10,128	8,505	36,268	30,342
Net addition	4,227	4,127	(1,823)	3,717	6,694
Attrition % (LTM)*	20.4%	20.1%	18.1%	18.7%	16.3%

** Excluding subsidiaries*

Infrastructure (as on Dec 31, 2014)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	50,72,550	34,406	-	-	6.1
Bhubaneswar	10,20,292	4,974	4,67,434	4,692	-
Chandigarh	11,93,052	6,500	-	-	-
Chennai	42,58,386	25,342	-	-	-
Delhi - NCR	1,28,043	988	1,50,174	1,000	-
Hyderabad	42,80,751	26,319	7,87,640	-	-
Jaipur	3,74,139	3,422	4,04,106	4,000	-
Mangalore	19,45,636	6,902	6,04,000	4,800	-
Mysore (including ILI)*	1,15,16,757	15,661	5,30,813	5,000	-
Pune	60,87,205	37,115	6,04,823	-	-
Thiruvananthapuram	9,83,255	8,129	16,68,542	4,894	-
Global Centers	1,747,280	17,071	-	-	-
Total	**3,86,07,346**	**1,86,829**	**52,17,532**	**24,386**	**6.1**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Dec 31, 2014	Sep 30, 2014	Dec 31, 2013	Mar 31, 2014	Mar 31, 2013
Period closing rate	63.04	61.75	61.81	59.92	54.29
Period average rate	62.16	60.63	62.03	60.75	54.54

Constant Currency Reporting

Reported revenues	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14
Revenues ($ mn)	2,218	2,201	2,133	2,092	2,100
Sequential growth %	0.8	3.1	2.0	(0.4)	1.7
YoY growth %	5.6	6.5	7.1	7.9	9.9

Constant currency – Q o Q	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14
Revenues ($ mn)	2,258	2,217	2,124	2,091	2,091
Sequential growth (%)	2.6	3.9	1.5	(0.4)	1.2

Constant currency – Y o Y	Q3 15	Q2 15	Q1 15	Q4 14	Q3 14
Revenues ($ mn)	2,265	2,197	2,123	2,109	2,122
YoY growth (%)	7.9	6.3	6.6	8.8	11.0

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q3 15	Q2 15	Q1 15	FY 14	Q4 14	Q3 14
AUD	0.85	0.92	0.93	0.93	0.90	0.92
EURO	1.25	1.32	1.37	1.35	1.37	1.37
GBP	1.58	1.66	1.69	1.60	1.66	1.62

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q3 15	Q2 15	Q1 15	FY 14	Q4 14	Q3 14
AUD	7.4	8.2	8.2	7.9	8.1	7.9
EURO	10.3	10.4	10.6	10.3	10.8	10.4
GBP	5.8	5.9	5.8	5.9	6.0	6.0

Q3 2015

Geographical segment – growth

North America grew by 2.1% sequentially; and 2.3% in constant currency.

Europe declined by 2.1% sequentially; and grew by 1.9% in constant currency.

India grew by 14.0% sequentially; and 16.7% in constant currency.

Rest of the world declined by 2.3% sequentially; and grew by 3.4 % in constant currency.

Industry segment – growth

FSI grew by 1.8% sequentially; and 4.0% in constant currency.

MFG grew by 1.4% sequentially; and 2.9% in constant currency.

RCL grew by 1.1% sequentially; and 2.3% in constant currency.

ECS declined by 1.9% sequentially; and grew by 0.6% in constant currency.